August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (301) 897-6655

Mr. Robert J. Stevens
Chief Executive Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> **Re: Lockheed Martin Corporation**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 001-11437**

Dear Mr. Stevens:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Related Person Transaction Policy, page 10

1. Your disclosure indicates that your related party transaction policy is contained in the Corporate Governance Guidelines. However, the summary description of the related party transaction policy which is set forth in this proxy statement appears to be more detailed than the actual policy set forth in the Corporate Governance Guidelines. Please revise your disclosure to explain and tell investors where they may find a full and complete copy of the policy.

Management Development and Compensation Committee, page 13

2. Please describe the circumstances under which independent directors, other than the compensation committee, may participate in executive compensation decisions.

3. Please disclose the extent to which the committee may delegate its authority to make decisions regarding compensation. Refer to Item 407(e)(3)(i)(B) of Regulation S-K.

Audit Committee Report, page 15

4. Please revise Item 2 to include specific mention of Auditing Standards No. 61, as amended. Refer to Item 407(d)(3)(i)(B) of Regulation S-K.

Director Compensation, page 18

5. Disclose all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

6. We note your stock awards column segregates the amount of FAS123R expense recognized in 2006 from the amounts recognized in prior years. Please note that Item 402(k)(2)iii) of Regulation S-K requires that the table present the aggregate amount of FAS 123R expense recognized. Please revise accordingly.

Overview and Objectives of Executive Compensation Program, page 27

7. We note your benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most

recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

8. We note your disclosure on page 28 under "Role of Compensation Consultants." The disclosure suggests that management's recommendations to the committee may be based upon reference to compensation data of companies other than those in the Comparator Group identified on pages 27-28. If so, please identify the benchmark companies used by management. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

9. You state generally that your mix of compensation is based on your benchmarking companies. Please consider disclosing the targeted mix, based on your benchmarking data, of cash to equity compensation, and short-term to long-term compensation. Item 402(b)(2)(i) and (ii) of Regulation S-K.

10. Please revise to more clearly address the role of the chief executive officer and other senior executives in setting executive compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

The Role of Compensation Consultants, page 28

11. We note that the Management Development and Compensation Committee and "management" retain separate consultants. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation, and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K. In addition, please explain who is encompassed by the term "management."

Description of the Elements of Our Compensation Program, page 28

12. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, we note limited analysis on pages 31-35 of how your option and restricted stock awards were determined. In this regard, although your disclosure provides general information relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each

named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

13. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

How MICP Payments are Determined, page 29

14. We note your disclosure in the first paragraph of the right-hand column on page 30 stating that your targets were within your forecasted ranges for 2006. We also note your 2006 results as set forth on page 31. However, please disclose your specific performance targets. Your disclosure should address both quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the target is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

15. It appears that the performance goals for 2007 are set the committee during the first quarter of the year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality

analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Summary Compensation Table, page 38

16. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity grants of Mr. Stevens differ so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

17. Please consider whether any portion of your annual incentive awards are a part of a non-equity incentive plan. If you do not believe that the awards are made under a plan, please revise your disclosure to address Question 4.02 of the Compliance and Disclosure Interpretations dated February 12, 2007.

Nonqualified Deferred Compensation, page 46

18. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please revise footnote (5) to clearly state the extent to which amounts reported in "Aggregate Balance at Last FYE" previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

Payments on Account of Termination, Retirement, Change in Control, Disability, Death, page 51

19. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

20. Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon change in control.

21. Where appropriate, please discuss the rationale for including single triggers for certain equity awards included under your executive compensation program,

such as options and RSUs. Refer to Item 402(b)(2)(xi) and (j)(3) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor